GAMCO ASSET MANAGEMENT INC.
ONE CORPORATE CENTER
RYE, NEW YORK 10580

April 21, 2014

VIA FACSIMILE, EMAIL AND OVERNIGHT COURIER

Griffin Land & Nurseries, Inc.
One Rockefeller Plaza
Suite 2301
New York, New York 10020
Attn: Anthony J. Galici
Vice President, Chief Financial Officer and Secretary

Re: **Notice of Submission of a Business Proposal at the 2014 Annual Meeting of Stockholders of Griffin Land & Nurseries, Inc.**

Dear Mr. Galici:

This letter serves as notice to Griffin Land & Nurseries, Inc., a Delaware corporation (the "Company" or "GRIF"), as to the submission by GAMCO Asset Management Inc., a New York corporation ("GAMCO"), of a business proposal for consideration at the 2014 annual meeting of stockholders of GRIF, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "2014 Annual Meeting").

This letter is referred to as the "Notice." As of the date of this Notice, GAMCO was the beneficial owner of 1,068,201 shares of common stock, $0.01 par value per share (the "Common Stock"), of GRIF. Through this Notice, GAMCO hereby notifies you of its intent to submit a non-binding business proposal for consideration by the Company's stockholders at the 2014 Annual Meeting seeking stockholder approval of a request for the Company's Board of Directors to take the necessary steps to enable the Company to qualify as a real estate investment trust ("REIT") or a master limited partnership ("MLP") in order to pursue the conversion of the Company into a REIT or MLP (the "Business Proposal").

Below please find information satisfying the requirements of the By-laws of GRIF (the "Bylaws") in connection with the submission of the Business Proposal. In addition, reference is made to the Preliminary Proxy Statement on Schedule 14A initially filed by GAMCO and certain of its affiliates on April 11, 2014, as it may be amended from time to time, as filed and to be filed with the Securities and Exchange Commission ("SEC"). Such information contained therein is deemed incorporated by reference herein and, accordingly, all information contained in this Notice is deemed to be supplemented thereby.

2592277-3

Proposed Resolution:

RESOLVED, that the stockholders of Griffin Land & Nurseries, Inc. (the "Company") request that the Board of Directors undertake the necessary steps to enable the Company to qualify as a real estate investment trust ("REIT") or a master limited partnership ("MLP"), in order to pursue the conversion of the Company into a REIT or MLP.

Supporting Statement:

With a majority of the Company's gross income being derived from rental income and capital gains from real estate, we believe that the Company should position itself to undertake the conversion into a REIT or a MLP. These alternate corporate structures offer several benefits that we believe the Company should be able to utilize for the betterment of its stockholders. For the reasons outlined below we believe that the conversion of the Company into a REIT or a MLP would enhance stockholder value for all stockholders of the Company.

Advantages of Converting to a REIT

- Efficiently balancing tax liabilities.

- Boosting public valuations, given that REIT multiples are higher due to investor interest in current yield.

- Monetizing real estate holdings.

- REIT structure can enforce prudent capital allocation and leverage, since REITs generally pay a predictable distribution and rarely repurchase shares or issue special dividends.

Advantages of Converting to a MLP

- Entity pays no federal income tax.

- Depending on the underlying assets, MLPs typically trade at a premium to similar assets in a C-Corp structure.

- Lower cost of capital, i.e. able to pay a premium for acquisitions.

- In general, better access to capital markets due to attractiveness from income seeking investors.

- Ability to maintain control of the assets with only 2% General Partner equity interest.

- Ability to capture potential upside with incentive distribution rights ("IDRs"). General Partner gets an increasing proportion of the cash flow as distribution is raised.

- Due to the attractiveness of the IDRs, the General Partner can experience uplift in valuation.

Please address any correspondence to GAMCO Asset Management, Inc., Attention: George Maldonado, telephone (914) 921-7733, facsimile (914) 921-5384 (with a copy to our counsel, Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222; Email: swolosky@olshanlaw.com or Aneliya S. Crawford, Esq., telephone (212) 451-2232, facsimile (212) 451-2222; Email: acrawford@olshanlaw.com. The giving of this Notice is not an admission that any purported procedures for notice concerning the submission of business proposals are legal, valid or binding, and GAMCO reserves the right to challenge their validity. If GRIF contends this Notice is incomplete or is otherwise deficient in any respect, please notify GAMCO Asset Management, Inc., Attention: George Maldonado, telephone (914) 921-7733, facsimile (914) 921-5384 (with a copy to our counsel, Olshan Frome Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steve Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222; Email: swolosky@olshanlaw.com or Aneliya S. Crawford, Esq., telephone (212) 451-2232, facsimile (212) 451-2222; Email: acrawford@olshanlaw.com) setting forth the facts that GRIF contends support its position and specifying any additional information believed to be required. In the absence of such prompt notice, GAMCO will assume that GRIF agrees that this Notice complies in all respects with the requirements of the Bylaws. GAMCO reserves the right to withdraw or modify this Notice at any time.

Very truly yours,

GAMCO Asset Management Inc.

By:

David Goldman
General Counsel